No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/18/2013



13000721

DIVISION OF
CORPORATION FINANCE

March 7, 2013

John Schetz
Stericycle, Inc.
jschetz@stericycle.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-07-2013

Re: Stericycle, Inc.
Incoming letter dated January 18, 2013

Dear Mr. Schetz:

This is in response to your letter dated January 18, 2013 concerning the shareholder proposal submitted to Stericycle by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Stericycle, Inc.
Incoming letter dated January 18, 2013

The proposal requests that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age.

There appears to be some basis for your view that Stericycle may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Stericycle's 2013 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Stericycle omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Stericycle
Protecting People. Reducing Risk.

Rule 14a-8(i)(11)

January 18, 2013

By email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stericycle, Inc. –
Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am writing on behalf of Stericycle, Inc. ("Stericycle") to request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if, pursuant to Rule 14a-8(i)(11) under the Securities Exchange Act of 1934, Stericycle excludes the shareholder proposal submitted by John Chevedden from the proxy materials for its 2013 annual meeting of stockholders to be held on May 21, 2013 ("Annual Meeting").

Described below, Mr. Chevedden's proposal substantially duplicates another proposal previously submitted to Stericycle by another proponent that will be included in the proxy materials for the Annual Meeting.

In accordance with Rule 14a-8(j)(1), this request is being submitted no later than 80 calendar days before Stericycle anticipates filing its definitive proxy statement and form of proxy with the Commission for the Annual Meeting.

Chevedden Proposal

On December 11, 2012, Stericycle received a shareholder proposal from John Chevedden, and on December 13, 2012, it received a revised proposal from Mr. Chevedden modifying the supporting statement for his proposal (Mr. Chevedden's proposal as revised, the "Chevedden Proposal").

The Chevedden Proposal is directed to enhancing equity retention by Stericycle's senior executives. The Chevedden Proposal reads as follows (omitting the supporting statement):

> Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.
>
> The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

The complete text of the Chevedden Proposal and a copy of Mr. Chevedden's cover letter to Stericycle are provided in the attached **Exhibit A**. In accordance with question and answer G of Staff Legal Bulletin No. 14C, copies of other correspondence that Stericycle has exchanged with Mr. Chevedden relating to his Proposal are provided in the attached **Exhibit D.**

Teamsters Proposal

On December 3, 2012, prior to receipt of the Chevedden Proposal, Stericycle received a shareholder proposal from the International Brotherhood of Teamsters General Fund (the "Teamsters Proposal").[1] Like the Chevedden Proposal, the Teamsters Proposal is directed to enhancing equity retention by Stericycle's senior executives. The Teamsters Proposal reads as follows (omitting the supporting statement):

> Resolved: Shareholders of Stericycle (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention

---

[1] Last year, the Teamsters General Fund submitted a nearly identical proposal, with a somewhat different supporting statement, which was included in Stericycle's proxy materials for its 2012 annual meeting of stockholders. At the annual meeting, the proposal received 15,771,267 votes for and 52,639,590 votes against, with 240,332 abstentions and 6,557,854 broker non-votes.

percentage requirement of at least 75 percent of net after-tax shares.[2]

> The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

The complete text of the Teamsters Proposal is provided in the attached **Exhibit B.**

The Teamsters Proposal will be included in Stericycle's proxy materials for the Annual Meeting.

Comparison of Proposals

Setting aside the two Proposals' supporting statements, which differ from one another, the Chevedden Proposal is virtually identical to the Teamsters Proposal word-for-word with only two substantive exceptions. These exceptions are:

(1) the Chevedden Proposal requires senior executives to retain a "significant" percentage of stock acquired under Stericycle's equity compensation plans through "normal retirement age," while the Teamsters Proposal requires senior executives to retain a "significant" percentage of such shares through "normal retirement age or terminati[on of] employment with [Stericycle]"; and

(2) the Chevedden Proposal recommends a share retention percentage of 25% of the shares acquired under Stericycle's equity compensation plans, while the Teamsters Proposal recommends a share retention percentage of "at least 75 percent of net after tax shares."

A blackline of the Chevedden Proposal showing the differences from the Teamsters Proposal is provided in the attached **Exhibit C.**

Basis for Exclusion of Chevedden Proposal

Pursuant to Rule 14a-8(i)(11), Stericycle may exclude the Chevedden Proposal from the proxy materials for the Annual Meeting because (i) the Chevedden Proposal substantially duplicates the Teamsters Proposal notwithstanding the Chevedden Proposal's substantive differences, (ii) the Teamsters Proposal was submitted prior to the submission of the Chevedden Proposal and (iii) the Teamsters Proposal will be included in Stericycle's proxy materials for the Annual Meeting.

---

[2] Paragraph break inserted.

Analysis

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded from a company's proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

Under Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." See *Pacific Gas & Electric Co.* (Feb. 1, 1993) (comparing the "principal thrust" of a subsequently submitted proposal with the "principal focus" of a previously submitted proposal). As long as this standard is satisfied, proposals need not be identical to previously-submitted proposals and may be excluded as substantially duplicative even when they differ as to their terms or scope. In fact, the Teamsters Proposal and the Chevedden Proposal are virtually identical word-for-word with only the two substantive exceptions previously noted. While their specifics may differ to some extent, both Proposals have, and indeed are described by their respective proponents as having, the same principal thrust or focus – providing incentives to senior executives to focus on Stericycle's long-term success. Moreover, both Proposals use the same methodology for achieving this goal – tying a significant portion of executive compensation to long-term stock performance.

The differences between the Teamsters and Chevedden Proposals are strongly analogous to the differences between the shareholder proposals considered to be "substantially duplicative" in a series of Staff concurrences with respect to performance-based equity compensation. The Staff has consistently taken the position that later proposals that merely change the portion of equity compensation that is to be performance-based are substantially duplicative of earlier proposals and thus excludable from proxy materials. *See JPMorgan Chase* (Mar. 5, 2007) (subsequent proposal requesting that 50% of future equity compensation awarded to senior executives be performance-based was excludable where a previously submitted proposal requested that a significant portion of restricted stock granted to senior executives be performance-based); *Verizon Communications* (Feb. 26, 2007) (subsequent proposal requesting that a significant portion of future stock option grants to senior executives be performance-based was excludable where a previously submitted proposal requested that 75% of long-term incentive compensation awarded to senior executives be performance-based); *Sun Microsystems* (Jul. 29, 2005) (subsequent proposal requesting that 50% of future equity compensation granted to senior executives be performance-based was excludable where a previously submitted proposal requested that a significant portion of future stock option grants to senior executives be performance-based).

The reasoning used to determine that the performance-based equity compensation proposals described parenthetically above were substantially duplicative is directly applicable to the Teamsters and Chevedden Proposals. The proposals described above subjected different portions of equity compensation to the requirement of performance-based standards; the Teamsters and Chevedden Proposals analogously subject different portions of equity compensation to retention requirements. The Teamsters and Chevedden Proposals are substantially duplicative in the same manner that the performance-based equity compensation proposals were determined by the Staff to be substantially duplicative, and the subsequent Chevedden Proposal should be similarly excludable from Stericycle's proxy materials.

Two other Staff concurrences with respect to equity retention requirements of a similar type to those proposed in the Teamsters and Chevedden Proposals further reflect the Staff's position that proposals may differ in their terms or scope and still be considered substantially duplicative as long as they have the same principal thrust or focus. In *JP Morgan Chase & Co.* (Mar. 18, 2009), the Staff concurred that a subsequent proposal that senior executives retain 75% of their equity compensation for the full term of employment was substantially duplicative of a previously-submitted proposal that certain named executive officers retain at least 75% of their equity compensation for two years post-employment. Similarly, in *Bank of America Corporation* (Feb. 24, 2009), the Staff concurred that a subsequent proposal that senior executives retain not less than 75% of their equity compensation for two years post-employment was substantially duplicative of a previously-submitted proposal that senior executives retain at least 75% of their equity compensation for the full term of their employment. Unlike these cases, and as discussed, the Chevedden and Teamsters Proposals differ in the portion of equity compensation subject to retention requirements; however, similar to these cases and as stated in *JP Morgan Chase & Co.*, "the principal thrust of both proposals is to require senior executives to retain significant amounts of Company stock during their employment with the Company."

The substantially duplicative nature of the Chevedden Proposal is magnified by the fact that the earlier Teamsters Proposal, with its 75% share retention requirement, is the more restrictive of the two Proposals. Requiring that senior executives retain 25% of shares acquired through equity compensation programs, the Chevedden Proposal might be described as being "subsumed by" the Teamsters Proposal (quoting language in *Honeywell International, Inc.* (Feb. 15, 2008), in which the Staff concurred in the company's position that a later proposal was substantially duplicative). In *Honeywell*, an earlier shareholder proposal provided that the company deliver a majority of long-term compensation through performance-based equity awards; the later shareholder proposal was narrower in scope, addressing only equity compensation, with a requirement that 75% of it be performance-based. The company described the later proposal as being "subsumed by" and "overlap[ping]" with the earlier proposal, stating that when "the earlier proposal being included is more restrictive on the company than the later proposal being excluded," then "it is especially true" that proposals that differ as to terms are substantially duplicative when they have the same principal thrust. See also *Wyeth* (Jan. 21, 2005) (the subsequent proposal was subsumed by the previously-submitted proposal and was found to be substantially duplicative).

A primary rationale underlying Rule 14a-8(i)(11) and the "principal thrust"/ "principal focus" analysis is that the inclusion in a single proxy statement of multiple proposals addressing the same issue in different terms may confuse shareholders and place a company and its board of directors in a position where they are unable to determine and effectively respond to the shareholders' mandate. *See JP Morgan Chase & Co.* (Mar. 18, 2009). In the previously-cited Staff concurrence in *Bank of America Corporation* (Feb. 24, 2009), the company noted that "if both proposals are approved by stockholders, the [company] would be unable to reconcile the differences between the [p]roposals in order to implement each as they conflict in detail." Similarly, if both the Teamsters and Chevedden Proposals were approved by Stericycle's stockholders, Stericycle's board of directors would have no way of knowing whether the stockholders wanted a 75% stock retention requirement, a 25% stock retention requirement or some other percentage stock retention requirement, and would be unable to fully implement both Proposals because of the inconsistency in their specific terms.

Conclusion

Based on the foregoing analysis and Staff precedent, Stericycle requests confirmation that the Staff of the Division of Corporation Finance will not recommend enforcement action if, pursuant to Rule 14a-8(i)(11) under the Securities Exchange Act of 1934, Stericycle excludes the Chevedden Proposal from the proxy materials for its 2013 annual meeting of stockholders.

In accordance with question and answer G of Staff Legal Bulletin No. 14C, I note that Mr. Chevedden's address, fax number and email address are as follows:

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

If you have any questions in connection with this submission, please contact me by telephone at (847) 607-2078 or by email at jschetz@stericycle.com.

Sincerely,



John Schetz
Senior Counsel

cc: Mr. John Chevedden (by email and UPS)

Exhibit A

Chevedden Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Mark C. Miller
Chairman of the Board
Stericycle, Inc. (SRCL)
28161 N. Keith Dr
Lake Forest, IL 60045
Phone: 847 367-5910
Fax: 847 367-9493

REVISED DEC. 13, 2012

RECEIVED
DEC 13 2012
BY: John Schetz

Dear Mr. Miller,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: John Schetz <JSchetz@stericycle.com>
PH: 847.607.2078
FX: 866.677.1371

[SRCL: Rule 14a-8 Proposal, December 11, 2012, Revised December 13, 2012]
Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

It may be helpful to consider this proposal in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned about our director qualifications and executive pay.

GMI said annual incentive pay for our highest paid executives was based on a single performance goal – EBITDA. A mix of performance goals is more appropriate, not just to prevent executives from the temptation to game results, but to ensure that they do not take actions to achieve one goal that might ultimately damage another. Long-term incentive pay consisted of market-priced stock options that simply vest over time. To be effective, all equity pay given as a long-term incentive should include job performance requirements. Also, market-priced stock options could pay off due to a rising market alone, regardless of an executive's job performance. Finally, our company did not have a clawback policy which would allow for the recovery of unearned executive pay due to fraud.

CEO Mark Miller, Lead Director Jack Schuler and John Patience each had 20-plus years tenure. And Rod Dammeyer had 14-years long-tenure. These long-tenured directors controlled 75% of our audit and nomination committees. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Ronald Spaeth, Thomas Brown and Jonathan Lord each owned no stock or token stock. Shareholder confidence in our board's commitment to increasing shareholder value may be compromised when our directors do not share the risk of investors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Mark C. Miller
Chairman of the Board
Stericycle, Inc. (SRCL)
28161 N. Keith Dr
Lake Forest, IL 60045
Phone: 847 367-5910
Fax: 847 367-9493

RECEIVED
DEC 1 1 2012
BY: John Schetz

Dear Mr. Miller,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: John Schetz <JSchetz@stericycle.com>
PH: 847.607.2078
FX: 866.677.1371

[SRCL: Rule 14a-8 Proposal, December 11, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

It may be helpful to consider this proposal in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned about our director qualifications and executive pay.

GMI said annual incentives for our highest paid executives were based on a single performance measure – EBITDA. In most cases, a mix of performance metrics is more appropriate, not just to prevent executives from being tempted to game results, but to ensure that they do not take actions to achieve one end that might ultimately damage another. Long-term incentives consisted of market-priced stock options that simply vest over time. To be effective, all equity pay given as a long-term incentive should include job performance requirements. Also, market-priced stock options could pay off due to a rising market alone, regardless of an executive's performance. Finally, our company did not have a clawback policy which would allow for the recovery of unearned executive pay in the event of fraud.

CEO Mark Miller, Lead Director Jack Schuler and John Patience each had 20-plus years tenure. And Rod Dammeyer had 14-years long-tenure. These directors controlled 75% of our audit and nomination committees. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Ronald Spaeth, Thomas Brown and Jonathan Lord each owned no stock or a token amount. Shareholders' confidence in the board's commitment to increased shareholder value may be compromised when directors do not share the risk of investors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NATIONAL
FINANCIAL℠

Post-it® Fax Note 7671	Date 12-19-12 # of pages ▶
To John Schetz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 866-677-1371	Fax #

December 19, 2012

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
DEC 1 9 2012
BY: John Schetz

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Lowes Companies, Inc. (CUSIP: 548661107, trading symbol: LOW), no fewer than 50 shares of Stericycle, Inc. (CUSIP: 858912108, trading symbol: SRCL), no fewer than 100 shares of General Motors Company (CUSIP: 37045V100, trading symbol: GM), no fewer than 105 shares of United Continental Holdings, Inc. (CUSIP: 910047109, trading symbol: UAL) and no fewer than 200 shares of Staples, Inc. (CUSIP: 855030102, trading symbol: SPLS) since October 1, 2011.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

*** FISMA & OMB Memorandum M-07-16 ***



Exhibit B

Teamsters Proposal

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 3, 2012

BY FACSIMILE: 847-367-9493
BY UPS GROUND

RECEIVED
DEC 03 2012
BY: Rhonda Toth

Mr. Mark C. Miller, Chairman
& Chief Executive Officer
Stericycle, Inc.
Investor Relations
28161 N. Keith Drive
Lake Forest, IL 60045

Dear Mr. Miller:

I hereby submit the enclosed resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2013 Annual Meeting.

The General Fund has owned 55 shares of Stericycle, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

RESOLVED: Shareholders of Stericycle (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives are generally free to sell shares received from our Company's equity compensation plans. In our opinion, the Company's current share ownership guidelines for its senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long-term.

For example, our Company's share ownership guidelines require the Chief Executive Officer (the "CEO") to hold an amount equal to five times his base salary or about 17,000 shares based on current trading prices. In comparison, the CEO currently owns 1.5 million shares. In 2011, our Company granted the CEO 195,231 option awards. In other words, the equivalent of one year's option awards is more than 10 times the Company's share ownership guidelines for the CEO.

We believe that requiring senior executives to only hold shares equal to a set target loses effectiveness over time. After satisfying these target holding requirements, senior executives are free to sell all the additional shares they receive in equity compensation.

Our proposal seeks to better link executive compensation with long-term performance by requiring a meaningful share retention ratio for shares received by senior executives from the Company's equity compensation plans. Requiring senior executives to hold a significant percentage of shares obtained through equity compensation plans until they reach retirement age will better align the interests of executives with the interests of shareholders and the Company. A 2009 report by the Conference Board Task Force on Executive Compensation observed that such hold-through-retirement requirements give executives "an ever growing incentive to focus on long-term stock price performance as the equity subject to the policy increases" *(available at*http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

We urge shareholders to vote FOR this proposal.


AMALGAMATED
BANK.

December 03, 2012

Mr. Mark C. Miller
Chairman & Chief Executive Officer
Investor Relations
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

RE: Stericycle, Inc. - Cusip # 858912108

Dear Mr. Miller:

Amalgamated Bank is the record owner of 55 shares of common stock (the "Shares") of Stericycle, Inc, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account FISMA & OMB Memorandum M-07-16 The International Brotherhood of Teamsters General Fund has held the Shares continuously since 2/19/2009 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Malizia

Exhibit C

Comparison of Chevedden Proposal with Teamsters Proposal

Language in the Chevedden Proposal that is not in the Teamsters Proposal is shown by double-underlining; language in the Teamsters proposal that is not in the Chevedden Proposal is shown by a strike-through.

> Resolved: Shareholders ~~of Stericycle (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to~~ request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity ~~compensation~~ pay programs until reaching normal retirement age ~~or terminating employment with the Company~~. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the ~~C~~committee adopt a share retention percentage requirement of ~~at least 75 percent~~ 25% of ~~net after-tax~~ such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate ~~the~~ our Company's existing contractual obligations or the terms of any ~~compensation~~ pay or benefit plan currently in effect.

Exhibit D

Other Correspondence with Mr. Chevedden

Schetz, John

From: Schetz, John
Sent: Monday, December 17, 2012 9:24 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: SRCL Rule 14a-8 Proposal

Mr. Chevedden,

Thank you for your proposal. To confirm your eligibility to submit a proposal, could you please provide proof of your ownership of SRCL stock in accordance with Rule 14a-8(b)? You can direct your proof of ownership to me via email or fax using the number below.

Thanks very much.

John Schetz

John Schetz
Stericycle, Inc.
28161 N. Keith Drive
Lake Forest, Illinois 60045
t: 847.607.2078
f: 866.677.1371

Schetz, John

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 18, 2012 6:52 PM
To: Schetz, John
Subject: SRCL Rule 14a-8 Proposal

Mr. Schetz, Thank you for the confirmation. I will provide verification of ownership.
John Chevedden

Schetz, John

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 19, 2012 4:33 PM
To: Schetz, John
Subject: Rule 14a-8 Proposal (SRCL) nfn
Attachments: CCE00001.pdf

Mr. Schetz,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know tomorrow whether there is any question.
Sincerely,
John Chevedden

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NATIONAL
FINANCIAL℠

Post-it® Fax Note 7671	Date 12-19-12 # of pages ▶
To John Schetz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 866-677-1371	Fax #

December 19, 2012

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Lowes Companies, Inc. (CUSIP: 548661107, trading symbol: LOW), no fewer than 50 shares of Stericycle, Inc. (CUSIP: 858912108, trading symbol: SRCL), no fewer than 100 shares of General Motors Company (CUSIP: 37045V100, trading symbol: GM), no fewer than 105 shares of United Continental Holdings, inc. (CUSIP: 910047109, trading symbol: UAL) and no fewer than 200 shares of Staples, Inc. (CUSIP: 855030102, trading symbol: SPLS) since October 1, 2011.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

*** FISMA & OMB Memorandum M-07-16 ***

Schetz, John

From: Schetz, John
Sent: Friday, December 21, 2012 9:46 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (SRCL) nfn

Mr. Chevedden,

Receipt confirmed. Thank you for providing proof of ownership.

John Schetz

John Schetz
Stericycle, Inc.
28161 N. Keith Drive
Lake Forest, Illinois 60045
t: 847.607.2078
f: 866.677.1371

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 19, 2012 4:33 PM
To: Schetz, John
Subject: Rule 14a-8 Proposal (SRCL) nfn

Mr. Schetz,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know tomorrow whether there is any question.
Sincerely,
John Chevedden

Schetz, John

From: Schetz, John
Sent: Friday, January 11, 2013 8:07 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Rule 14a-8 Proposal (SRCL)
Attachments: Teamsters Proposal (2012).pdf; Chevedden Proposal (2012).pdf

Dear Mr. Chevedden,

I am writing on behalf of Stericycle regarding the shareholder proposal you submitted on December 11, 2012, as modified on December 13, 2012. Please find attached to this email a copy of a shareholder proposal submitted to Stericycle by the International Brotherhood of Teamsters General Fund on December 3, 2012 (Teamsters Proposal) that will be included in our forthcoming proxy statement and submitted to a vote of our shareholders at our annual meeting to be held on May 21, 2013. The Teamsters Proposal urges the Compensation Committee of Stericycle's Board of Directors to adopt a policy requiring that senior executives retain at least 75% of the shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the company. As you know, your proposal requests that our executive pay committee adopt a policy requiring that senior executives retain 25% of the shares acquired through equity pay programs until reaching normal retirement age. A copy of your proposal is also attached to this email for ease of reference.

Having reviewed and considered each proposal in detail, we believe that your proposal substantially duplicates the previously-submitted Teamsters Proposal because both proposals present the same principal thrust or focus. As a result, we are concerned that including both proposals in our proxy statement will confuse our shareholders and that, if both proposals were approved by our shareholders, we would be placed in a position where we are unable to determine our shareholders' mandate. Without a clear directive from our shareholders, we would have no way of determining which proposal's specific terms to seek to enact and might be unable to implement both proposals fully. In addition, as the Teamsters Proposal goes even farther than your proposal to achieve your shared goal of linking executive compensation with the company's long-term performance by imposing a more restrictive 75% retention requirement, we believe your proposal is effectively subsumed by the Teamsters Proposal and that, in view of our concerns about including both proposals, there is no real purpose served by having our shareholders consider your proposal separately.

In light of the reasons articulated above, Stericycle respectfully requests that you withdraw your proposal. Please advise whether or not you are agreeable to withdrawing your proposal by reply email to me at your earliest convenience.

Thank you for your consideration.

Sincerely,
John Schetz

John Schetz
Stericycle, Inc.
28161 N. Keith Drive
Lake Forest, Illinois 60045
t: 847.607.2078
f: 866.677.1371

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 3, 2012

BY FACSIMILE: 847-367-9493
BY UPS GROUND

Mr. Mark C. Miller, Chairman
& Chief Executive Officer
Stericycle, Inc.
Investor Relations
28161 N. Keith Drive
Lake Forest, IL 60045

Dear Mr. Miller,

I hereby submit the enclosed resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2013 Annual Meeting.

The General Fund has owned 55 shares of Stericycle, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

RESOLVED: Shareholders of Stericycle (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives are generally free to sell shares received from our Company's equity compensation plans. In our opinion, the Company's current share ownership guidelines for its senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long-term.

For example, our Company's share ownership guidelines require the Chief Executive Officer (the "CEO") to hold an amount equal to five times his base salary or about 17,000 shares based on current trading prices. In comparison, the CEO currently owns 1.5 million shares. In 2011, our Company granted the CEO 195,231 option awards. In other words, the equivalent of one year's option awards is more than 10 times the Company's share ownership guidelines for the CEO.

We believe that requiring senior executives to only hold shares equal to a set target loses effectiveness over time. After satisfying these target holding requirements, senior executives are free to sell all the additional shares they receive in equity compensation.

Our proposal seeks to better link executive compensation with long-term performance by requiring a meaningful share retention ratio for shares received by senior executives from the Company's equity compensation plans. Requiring senior executives to hold a significant percentage of shares obtained through equity compensation plans until they reach retirement age will better align the interests of executives with the interests of shareholders and the Company. A 2009 report by the Conference Board Task Force on Executive Compensation observed that such hold-through-retirement requirements give executives "an ever growing incentive to focus on long-term stock price performance as the equity subject to the policy increases" *(available at*http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

We urge shareholders to vote FOR this proposal.



December 03, 2012

Mr. Mark C. Miller
Chairman & Chief Executive Officer
Investor Relations
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

RE: Stericycle, Inc. - Cusip # 858912108

Dear Mr. Miller:

Amalgamated Bank is the record owner of 55 shares of common stock (the "Shares") of Stericycle, Inc, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** The International Brotherhood of Teamsters General Fund has held the Shares continuously since 2/19/2009 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Malizia

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Mark C. Miller
Chairman of the Board
Stericycle, Inc. (SRCL)
28161 N. Keith Dr
Lake Forest, IL 60045
Phone: 847 367-5910
Fax: 847 367-9493

REVISED DEC. 13, 2012

RECEIVED
DEC 13 2012
BY: John Schetz

Dear Mr. Miller,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden   Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: John Schetz <JSchetz@stericycle.com>
PH: 847.607.2078
FX: 866.677.1371

[SRCL: Rule 14a-8 Proposal, December 11, 2012, Revised December 13, 2012]
Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

It may be helpful to consider this proposal in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned about our director qualifications and executive pay.

GMI said annual incentive pay for our highest paid executives was based on a single performance goal – EBITDA. A mix of performance goals is more appropriate, not just to prevent executives from the temptation to game results, but to ensure that they do not take actions to achieve one goal that might ultimately damage another. Long-term incentive pay consisted of market-priced stock options that simply vest over time. To be effective, all equity pay given as a long-term incentive should include job performance requirements. Also, market-priced stock options could pay off due to a rising market alone, regardless of an executive's job performance. Finally, our company did not have a clawback policy which would allow for the recovery of unearned executive pay due to fraud.

CEO Mark Miller, Lead Director Jack Schuler and John Patience each had 20-plus years tenure. And Rod Dammeyer had 14-years long-tenure. These long-tenured directors controlled 75% of our audit and nomination committees. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Ronald Spaeth, Thomas Brown and Jonathan Lord each owned no stock or token stock. Shareholder confidence in our board's commitment to increasing shareholder value may be compromised when our directors do not share the risk of investors.

Please vote to protect shareholder value:
Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Mark C. Miller
Chairman of the Board
Stericycle, Inc. (SRCL)
28161 N. Keith Dr
Lake Forest, IL 60045
Phone: 847 367-5910
Fax: 847 367-9493

RECEIVED
DEC 11 2012
BY: John Schetz

Dear Mr. Miller,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: John Schetz <JSchetz@stericycle.com>
PH: 847.607.2078
FX: 866.677.1371

[SRCL: Rule 14a-8 Proposal, December 11, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

It may be helpful to consider this proposal in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned about our director qualifications and executive pay.

GMI said annual incentives for our highest paid executives were based on a single performance measure – EBITDA. In most cases, a mix of performance metrics is more appropriate, not just to prevent executives from being tempted to game results, but to ensure that they do not take actions to achieve one end that might ultimately damage another. Long-term incentives consisted of market-priced stock options that simply vest over time. To be effective, all equity pay given as a long-term incentive should include job performance requirements. Also, market-priced stock options could pay off due to a rising market alone, regardless of an executive's performance. Finally, our company did not have a clawback policy which would allow for the recovery of unearned executive pay in the event of fraud.

CEO Mark Miller, Lead Director Jack Schuler and John Patience each had 20-plus years tenure. And Rod Dammeyer had 14-years long-tenure. These directors controlled 75% of our audit and nomination committees. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Ronald Spaeth, Thomas Brown and Jonathan Lord each owned no stock or a token amount. Shareholders' confidence in the board's commitment to increased shareholder value may be compromised when directors do not share the risk of investors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16 ***

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NATIONAL
FINANCIAL

Post-it® Fax Note 7671	Date 12-19-12 # of pages ▶
To John Schetz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 866-677-1371	Fax #

December 19, 2012

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
DEC 19 2012
BY: John Schetz

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Lowes Companies, Inc. (CUSIP: 548661107, trading symbol: LOW), no fewer than 50 shares of Stericycle, Inc. (CUSIP: 858912108, trading symbol: SRCL), no fewer than 100 shares of General Motors Company (CUSIP: 37045V100, trading symbol: GM), no fewer than 105 shares of United Continental Holdings, inc. (CUSIP: 910047109, trading symbol: UAL) and no fewer than 200 shares of Staples, Inc. (CUSIP: 855030102, trading symbol: SPLS) since October 1, 2011.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

*** FISMA & OMB Memorandum M-07-16 ***


Fidelity
INVESTMENTS

Schetz, John

From: Schetz, John
Sent: Tuesday, January 15, 2013 10:10 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: SRCL Rule 14a-8 Proposal
Attachments: Chevedden letter agreement v1.doc

Dear Mr. Chevedden,

As discussed, I am attaching a draft of a simple letter agreement we would propose entering into under which we agree that, if for any reason the Teamsters Proposal is not included in our proxy statement, we will include your proposal in its place and you agree that, if the Teamsters Proposal is included in our proxy statement, your proposal will be deemed to have been withdrawn as of the date of the letter agreement.

Please review the letter agreement and advise whether this approach is acceptable to you at your earliest convenience. If you are agreeable, I will print the document on Stericycle letterhead, sign, and send to you for your signature.

Thank you again for your time and consideration.

Sincerely,
John Schetz

January 15, 2013

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 shareholder proposal

Dear Mr. Chevedden:

I am writing to confirm our agreement regarding the shareholder proposal that you submitted on December 11, 2012, as modified on December 13, 2012. As I advised you in my email of January 11, 2013, we believe that your proposal substantially duplicates the shareholder proposal that Stericycle received on December 3, 2012, from the International Brotherhood of Teamsters General Fund (the "Teamsters Proposal"). A copy of the Teamsters Proposal was attached to my email of January 11.

We have agreed as follows:

(1) If the Teamsters Proposal is withdrawn or excluded or for any other reason is not included in the definitive proxy statement for Stericycle's annual meeting of stockholders to be held on May 21, 2013, we will include your shareholder proposal in its place in the definitive proxy statement.

(2) If the Teamsters Proposal is included in the definitive proxy statement for Stericycle's annual meeting of stockholders to be held on May 21, 2013, you will be considered to have withdrawn your shareholder proposal retroactive to the date of this letter.

If I have correctly described our agreement, would you please so acknowledge in the space provided below and fax your acknowledgement to me at (866) 677-1371.

Sincerely yours,

John Schetz
[title]

You have correctly described our agreement.

____
John Chevedden
Dated: January ___, 2013